Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

Via EDGAR

May 30, 2024

Ms. Nudrat Salik and Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re: COHERENT CORP.

Form 10-Q for the Period Ended December 31, 2023

Form 8-K Filed May 6, 2024

File No. 001-39375

Dear Ms. Salik and Mr. O’Brien:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 15, 2024 regarding the above referenced filing made by Coherent Corp. (the “Company”). Set forth below are the Staff’s comments and our responses.

Form 8-K Filed May 6, 2024

Exhibit 99.2, page 41

COMMENT No. 1:

We note your response to comment 1. Please provide us, and confirm that you will expand your disclosures to include, a breakdown of each component that is included in the integration, site consolidation and other line item with the corresponding amount for each period presented. For example, we would expect you to also provide this breakdown for the nine months ended March 31, 2024 and the nine months ended March 31, 2023. Your current disclosures only provide this breakdown for the three months ended December 31, 2023.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Our future filings will include an additional tabular breakdown of each component that is included in this line item in the reconciliation of operating income (loss) on a GAAP basis to operating income on a non-GAAP basis for each period presented.

To provide additional information for the Staff, the components of Integration, site consolidation and other costs recorded in operating income on a non-GAAP basis for the periods presented in the reconciliation of operating income (loss) on a GAAP basis to operating income on a non-GAAP basis in Exhibit 99.2 in the Form 8-K filed on May 6, 2024 are detailed below:

coherent.com I T. +1 724 352 4455	1

	Three Months Ended			Nine Months Ended
Integration, site consolidation and other costs ($ millions)	Mar 31, 2024	Dec 31, 2023	Mar 31, 2023	Mar 31, 2024	Mar 31, 2023
Consulting costs related to projects to integrate recent acquisitions into common technology systems and simplify legal entity structure	11.1	16.6	15.2	34.3	33.3
Manufacturing inefficiencies related to sites being shut down as part of our 2023 Restructuring Plan or Synergy and Site Consolidation Plan	12.2	11.3	—	33.3	—
Write-offs for products that are end-of-life, including inventory and production equipment to produce those products	11.4	1.0	—	18.9	—
Overlapping labor and travel for consolidation of sites	6.8	4.4	—	14.0	—
Employee severance and retention costs for site consolidations as part of our Synergy and Site Consolidation Plan or other actions	2.4	4.0	5.5	9.9	5.5
Severance costs related to the retirement of our CEO/CFO	3.8	—	—	5.5	—
Accelerated depreciation for equipment and leasehold improvements at sites included in our Synergy and Site Consolidation Plan	1.5	1.9	—	5.3	—
Direct damages from substation power failure/fire at manufacturing sites	—	2.7	1.1	3.0	2.7
Change in control and retention payments from acquisition of Coherent, Inc.	—	—	0.1	—	21.3
Write-off of lease step-up from Coherent, Inc. acquisition	—	—	—	—	0.4

Integration, site consolidation and other costs	49.2	41.9	21.9	124.2	63.2

COMMENT No. 2:

In regard to the components of the integration, site consolidation, and other adjustment made to arrive at your non-GAAP Measures, please address the following for each of the three years ended June 30, 2024 as well as the nine months ended March 31, 2024:

•  Please tell us the amount of inventory write-offs included in this line item. With reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures in determining that it was appropriate to include inventory write-offs in your adjustment;

•  Please help us better understand the nature of the amounts described as manufacturing inefficiencies, how you determined it was appropriate to characterize these as inefficiencies, and your consideration of the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures in determining that it was appropriate to include these amounts in your adjustment;

•  Please help us better understand the nature of the amounts described as overlapping labor and travel, how you determined it was appropriate to characterize these as overlapping, and your consideration of the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures in determining that it was appropriate to include these amounts in your adjustment;

•  Please tell us the specific amounts of employee retention costs included in the adjustment. As the compensation expense directly relates to revenue generation, please help us understand why these would not be considered normal, recurring operating expenses pursuant to the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures; and

•  We note you include an adjustment for accelerated depreciation in your determination of net earnings on a non-GAAP basis. Please tell us the nature of the underlying equipment and machinery. If useful lives were shortened while the assets presumably continued to contribute to revenue generation through the end of their useful lives, please explain your consideration of Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Integration, site consolidation and other costs recorded in operating income on a non-GAAP basis for the nine months ended March 31, 2024 and the year ended June 30, 2023 are primarily due to one of three discrete major events: (1) the acquisition of Coherent, Inc., (2) the planned closure of the Coherent, Inc. Santa Clara, CA facility in our Synergy and Site Consolidation Plan, and (3) inventory and related write-offs associated with our 2023 Restructuring Plan. To provide additional information for the Staff, the components of Integration, site consolidation and other costs recorded in operating income on a non-GAAP basis for the nine months ended March 31, 2024 and the years ended June 30, 2023 and June 30, 2022 are detailed below:

	Nine Months Ended	Year Ended
Integration, site consolidation and other costs ($ millions)	Mar 31, 2024	June 30, 2023	June 30, 2022
Consulting costs related to projects to integrate recent acquisitions into common technology systems and simplify legal entity structure	34.3	46.1	—
Manufacturing inefficiencies related to sites being shut down as part of our 2023 Restructuring Plan or Synergy and Site Consolidation Plan	33.3	17.0	—
Charges for products that are end-of-life, including inventory, production equipment to produce those products and warranty	18.9	21.7	4.0
Overlapping labor and travel for consolidation of sites	14.0	—	—
Employee severance and retention costs for site consolidations as part of our Synergy and Site Consolidation Plan or other actions	9.9	14.7	—
Severance costs related to the retirement of our CEO/CFO	5.5	—	—
Accelerated depreciation for equipment and leasehold improvements at sites, including those in our Synergy and Site Consolidation Plan	5.3	0.6	2.7
Inventory write-off for a noncancellable purchase order	—	—	2.3
Write-off of equipment for sites being exited	—	—	5.3
Direct damages from substation power failure/fire at manufacturing sites	3.0	2.7	—
Change in control and retention payments from acquisition of Coherent, Inc.	—	21.3	—
Write-off of lease step-up from Coherent, Inc. acquisition	—	0.4	—

Integration, site consolidation and other costs	124.2	124.5	14.3

Inventory write-offs

Inventory write-offs included in Integration, site consolidation and other costs are $10.2 million in the nine months ended March 31, 2024, $19.8 million in the year ended June 30, 2023, and $6.3 million in the year ended June 30, 2022. The inventory write-offs are included in the “Charges for products that are end-of-life, including inventory and production equipment to produce those products and warranty” and “Inventory write-off for a noncancellable purchase order” line items in the above table. The $10.2 million write-offs in the nine months ended March 31, 2024 include (1) $8.6 million of inventory written off due to the exit from the production of certain products associated with the closure of a facility included in the 2023 Restructuring Plan and (2) $1.6 million of inventory written off for end of life transceiver products we have discontinued manufacturing after fulfilling a last time buy for a customer. The $19.8 million write-offs in the year ended June 30, 2023 include (1) $12.5 million of inventory written off due to the exit from the production of certain products due to a settlement agreement with a major customer in the fourth quarter of fiscal 2023; and (2) $6.6 million of inventory being discontinued and not transferred to other sites upon the planned closure of our Santa Clara, CA facility acquired with the acquisition of Coherent, Inc. in accordance with our Synergy and Site Consolidation Plan. The $6.3 million write-offs in the year ended June 30, 2022 include (1) $2.3 million noncancellable customer commitment for laser die inventory we took delivery of dating back several years that had no demand or alternative use; and (2) $4.0 million in inventory write-offs for several discontinued products for which the inventory had no other use.

The Company respectfully advises the Staff that the vast majority of the inventory write-offs described above consist of either (1) inventory written off related to product lines exited as a result of a settlement agreement with a major customer or (2) inventory related to the closure of manufacturing sites identified in our 2023 Restructuring Plan or our Synergy and Site Consolidation Plan initiated in conjunction with the acquisition of Coherent, Inc. As the write-offs relate to a settlement agreement, the 2023 Restructuring Plan or our Synergy and Site Consolidation Plan (the “Plans”), the Company does not believe the write-offs result in Non-GAAP measures that are misleading based on the guidance under Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, as we believe these write-offs are significant, non-recurring events, and therefore, not normal operating expenses of the Company’s current business; they are costs to exit businesses or sites in conjunction with significant Plans that have been disclosed in detail to our investors. The Company believes that by adjusting for these inventory write-offs, investors are provided with relevant information about the ongoing operations so that they can assess the fundamentals of the core business.

Manufacturing inefficiencies

The manufacturing inefficiencies noted above in our nine months ended March 31, 2024 and year ended June 30, 2023, relate to sites being shut down as part of our Plans, both of which had been publicly announced and have been described in detail to our investors in our 8-K, 10-K and 10-Q filings. For sites included in our 2023 Restructuring Plan (charges of $26.4 million in the nine months ended March 31, 2024 and $13.7 million in the year ended June 30, 2023), the nature of the amounts are manufacturing departments’ unabsorbed overhead costs for facilities, depreciation, and labor, in manufacturing locations where we are no longer taking new orders and are either no longer producing product for sale or are only fulfilling remaining orders (low volume) and are in the process of closing down those sites. As we are no longer producing products or are winding down production at these sites, the Company does not believe the manufacturing inefficiency charges result in Non-GAAP measures that are misleading based on the guidance under Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures because these manufacturing inefficiencies are not normal operating expenses of the Company’s current business; they are costs incurred during periods of abnormally low production as we exit businesses or sites in conjunction with significant Plans that have been disclosed in detail to investors. For the Santa Clara, CA site acquired with the Coherent, Inc. acquisition included in our Synergy and Site Consolidation Plan (charges of $6.9 million in the nine months ended March 31, 2024 and $3.3 million in the year ended June 30, 2023), the nature of the amounts are for portions of manufacturing departments’ unabsorbed overhead costs for facilities, depreciation, and labor, where we are in the process of shutting down the manufacturing facility to move production to lower cost facilities in other geographies and we are no longer fully utilizing the manufacturing plant to produce product for sale as we are in the process of moving productions of products over an approximately two year period. As we are no longer fully utilizing the factory to produce products at this site, the Company does not believe the manufacturing inefficiency charges result in Non-GAAP measures that are misleading based on the guidance under Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, as these manufacturing inefficiencies are not normal operating expenses of the Company’s current business; they are costs to exit businesses or sites in conjunction with significant Plans that have been disclosed in detail to investors. The Company believes that by adjusting for these manufacturing inefficiencies at these sites, investors are provided with information about the ongoing operations that are revenue generating so that they can assess the fundamentals of the ongoing core business because the GAAP financial measures include manufacturing site expenses that are not reflective of ongoing and future revenues and operations.

Overlapping labor and travel costs

The overlapping labor and travel costs noted above in our nine months ended March 31, 2024 relate to the shutdown of the Santa Clara, CA site acquired with the Coherent, Inc. acquisition included in our Synergy and Site Consolidation Plan, which has been previously announced and has been described in detail to our investors in our 8-K, 10-K and 10-Q filings. The nature of the labor costs, totaling $11.6 million, include the duplication of labor that is occurring when employees of the Santa Clara, CA site are training personnel at receiving sites for the transition of the production of products and research and development activities to other manufacturing sites. We are including the costs related to the Santa Clara, CA employees for the time they spend working with their counterparts at receiving sites as they are working together as a team to produce one set of products or complete an R&D project; e.g., labor of two individuals is only producing one widget. Travel costs, totaling $2.4 million, include transportation and lodging expenses incurred during these training and transitioning activities. The transfer of the production is occurring in phases during fiscal 2024 and 2025. The Company does not believe the overlapping labor and related travel charges result in Non-GAAP measures that are misleading based on the guidance under Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures because these charges are not normal operating expenses of the Company’s current business as the employees are training and transitioning the move of product production from one facility to another in a major Synergy and Site Consolidation Plan, producing only one set of products for revenue. The Company believes that by adjusting for these overlapping labor and travel costs, investors are provided with information about the ongoing operations that are revenue generating so that they can assess the fundamentals of the ongoing core business because the GAAP financial measures include overlapping labor and travel costs that are not reflective of ongoing and future revenues and operations.

Employee retention costs

The employee retention costs included in the “Employee severance and retention costs for site consolidations not included in our 2023 Restructuring Plan” line in the chart above are $3.0 million in the nine months ended March 31, 2024 and $0.4 million in the year ended June 30, 2023. These are retention costs related to the shutdown of the Santa Clara, CA site acquired with the Coherent, Inc. acquisition included in our Synergy and Site Consolidation Plan, which has been previously announced and described in detail to our investors in our 8-K, 10-K and 10-Q filings. We implemented an employee retention program to ensure that critical staff remained with the Company through the completion of the Santa Clara, CA site closure process. The program was designed to prevent premature departures that could disrupt operations and delay the Santa Clara, CA site closure process. These costs are in addition to their “normal” salaries and only being paid as a result of the site closure. The employee retention costs included in the “Change in control and retention payments from acquisition of Coherent, Inc.” line in the chart above are $7.0 million in the year ended June 30, 2023. These retention costs were payments to critical employees of Coherent, Inc., in addition to their “normal” salaries, to encourage them to remain for a period of time (generally six months) to facilitate the close and integration of the acquisition of Coherent, Inc. This was a significant acquisition to the Company, and the Company believes these additional incremental costs are not reflective of normal operations. The Company does not believe the retention costs result in Non-GAAP measures that are misleading based on the guidance under Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures because these costs relate to specific discrete events that are not reflective of our core operating performance and can vary significantly between periods. The Company believes that by adjusting for these retention costs, investors are provided with information about the ongoing operations that are revenue generating so that they can assess the fundamentals of the ongoing core business as the GAAP financial measures include retention costs that are not reflective of ongoing and future revenues and operations.

Accelerated depreciation charges

The accelerated depreciation charges included in the “Accelerated depreciation for equipment and leasehold improvements at sites, including those in our Synergy and Site Consolidation Plan” line in the chart above in our nine months ended March 31, 2024 ($5.3 million) and year ended June 30, 2023 ($0.6 million) relate to the shutdown of the Santa Clara, CA site acquired with the Coherent, Inc. acquisition included in our Synergy and Site Consolidation Plan (“Synergy Plan”), which has been announced and described in detail to our investors in our 8-K, 10-K and 10-Q filings. In this Synergy Plan, production of all products at the Santa Clara, CA facility is being ceased and being moved to other lower cost sites in a phased move process spanning fiscal 2024 and 2025, resulting in the closure of the manufacturing facility. The accelerated depreciation charges of $2.7 million included in the “Accelerated depreciation for equipment and leasehold improvements at sites, including those in our Synergy and Site Consolidation Plan” line in the chart above in our year ended June 30, 2022 relates to shutdown of certain manufacturing product lines in our Warren facility and their transfer to another manufacturing facility. The accelerated depreciation is the result of shortening the useful lives on manufacturing equipment and related clean room improvements that will not be moved with the transfer of production to other sites and the closure of the Santa Clara, CA manufacturing facility. We have characterized the incremental depreciation expense resulting from the shortening of the useful lives as a non-GAAP charge as the incremental depreciation (in excess of that which is recorded based on the original useful lives) relates to specific discrete events that are not reflective of our core operating performance, is non-cash, and can vary significantly between periods. The Company does not believe the accelerated depreciation charges result in Non-GAAP measures that are misleading based on the guidance under Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures because these costs are not normal operating expenses of the Company’s current business as it is incremental depreciation related to the eventual retirement of assets no longer to be used due to the move of production to other facilities. The Company believes that by adjusting for these accelerated depreciation charges, investors are provided with information about the ongoing operations that are revenue generating so that they can assess the fundamentals of the ongoing core business because the GAAP financial measures include accelerated depreciation charges that are not reflective of ongoing and future revenues and operations.

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the above reference, please contact me at Rich.Martucci@coherent.com or Ilaria Mocciaro at Ilaria.Mocciaro@coherent.com at your earliest convenience.

Sincerely,

COHERENT CORP.

/s/ Richard Martucci
Richard Martucci
Interim Chief Financial Officer and Treasurer

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